Proposal Letter




August 14, 2006

Mr. Paul Sohmer
Chairman, President and Chief Executive Officer
TriPath Imaging, Inc.
780 Plantation Drive
Burlington, NC  27215

Dear Paul:

At your suggestion, Becton, Dickinson and Company ("BD") is pleased to submit this non-binding proposal relating to the principal financial terms on which BD would be prepared to acquire TriPath Imaging, Inc. (the "Company"). Based on our review of available information, and subject to the conditions described below, we would be prepared to pay $9.25 per share in cash in a merger transaction for all of the issued and outstanding stock of the Company not owned by BD and provide for the cash-out of all existing options, stock appreciation rights and warrants based on the same per share consideration.

Our proposal is conditioned upon, among other things, the prompt negotiation of mutually acceptable definitive agreements, satisfactory completion of confirmatory business, financial, accounting and legal due diligence with respect to the Company, and receipt of necessary regulatory approvals. Unless and until definitive documentation with respect to a transaction is executed, BD will be under no obligation with respect to any potential transaction.

As required by law, we will file with the Securities and Exchange Commission (the "Commission") a statement on Schedule 13D, to supplement the statement on
Schedule 13G that BD has on file with the Commission, to report our proposal made in this letter. A copy of this letter will be filed as an exhibit to such amendment.

As you know, BD and TriPath have been collaborating in the field of molecular oncology since 2001, under which we share certain commercialization rights for these opportunities. This proposed transaction fits strategically with BD's objective of accelerating and advancing its presence in the cancer diagnostics market. We are excited about this transaction and are prepared to commit all necessary resources to proceed as quickly as possible. We look forward to your response and to moving forward to agreement on the definitive terms of a transaction.


Best regards,

/s/ Edward J. Ludwig

By:  Edward J. Ludwig
     Chairman, President and
     Chief Executive Officer








Becton, Dickinson and Company